09056854

Form 10-503
2/6/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 66365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunthill Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 26th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. McDonald, Jr. (212) 805-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. McDonald, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunthill Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSAY A. WALSH
Notary Public, State of New York
No. 01WA6189990
Qualified in New York County
Commission Expires July 7, 2012

[signature]
Notary Public

[signature]
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Hunthill Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Hunthill Capital, LLC. and Subsidiary (the "Company") (a wholly-owned subsidiary of LCM Capital Holdings, LLC) as of December 31, 2008, and the related consolidated statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hunthill Capital, LLC and Subsidiary as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 26, 2009, except for Note 5,
as to which the date is March 4, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Roseland Tinton Falls Grand Cayman
www.mkllp.com

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	493,216		
Management and incentive fee receivable		298,932		
Prepaid expenses		16,227		
Property and equipment, net		1,708		
TOTAL ASSETS			$	810,083

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES				
Accounts payable	$	121,274		
Accrued expenses		2,107		
Deferred tax liability due to Parent		7,700		
Income taxes payable to Parent		38,900		
TOTAL LIABILITIES			$	169,981
MEMBER'S EQUITY				640,102
TOTAL LIABILITIES AND MEMBER'S EQUITY			$	810,083

The accompanying notes are an integral part of these consolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUES		
Management fees	$ 1,241,642	
Incentive fees	1,297,438	
TOTAL REVENUES		$ 2,539,080
EXPENSES		
Employee compensation and benefits	1,130,680	
Professional fees	151,943	
Occupancy	138,755	
Office	183,166	
Travel and entertainment	97,353	
Computer	27,070	
Communications	10,285	
Consulting	9,250	
Insurance	6,765	
Regulatory fees	31,757	
Depreciation	569	
Miscellaneous	9,539	
TOTAL EXPENSES		1,797,132
INCOME BEFORE PROVISION FOR INCOME TAXES		741,948
PROVISION FOR INCOME TAXES		30,300
NET INCOME		$ 711,648

The accompanying notes are an integral part of these consolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2008

BEGINNING BALANCE - January 1, 2008	$	511,622
Contributions from member		80,000
Distributions to member		(663,168)
Net income		711,648
ENDING BALANCE - December 31, 2008	$	640,102

The accompanying notes are an integral part of these consolidated financial statements.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 711,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	$ (5,900)	
Depreciation	569	
Changes in operating assets and liabilities:		
Accounts receivable	223,312	
Prepaid expenses	(5,114)	
Accounts payable	109,523	
Commissions payable	(172,006)	
Accrued expenses	(6,893)	
Due to Parent for income taxes	36,200	
TOTAL ADJUSTMENTS		179,691
NET CASH PROVIDED BY OPERATING ACTIVITIES		891,339
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	80,000	
Distributions to member	(663,168)	
NET CASH USED IN FINANCING ACTIVITIES		(583,168)
NET INCREASE IN CASH		308,171
CASH - January 1, 2008		185,045
CASH - December 31, 2008		$ 493,216

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - Organization

Hunthill Capital, LLC and Subsidiary (the "Hunthill"), a Delaware Limited Liability Company ("LLC"), was formed in November 2003 as a registered broker and dealer with the Securities Exchange Commission ("SEC") and obtained membership of the Financial Industry Regulatory Authority ("FINRA") in July 2004.

Hunthill was a single member LLC owned by an individual through August 31, 2007. On September 1, 2007, the sole member of Hunthill contributed 100% of his interest (the "Contribution) to LCM Capital Holdings, LLC, (the "Parent") a Delaware limited liability company in exchange for membership interests in LCM Capital Holdings, LLC. Following the Contribution, LCM Capital Holdings LLC is:

(i) owned by the former sole member of the Company, LyonRoss Holdings, LLC ("LyonRoss") and senior management of LyonRoss; and
(ii) the sole member of each of Hunthill and LyonRoss, an unregistered investment advisor. As such, LyonRoss is an affiliate of Hunthill.

A Rule 1017 change in ownership form was filed by the Company on July 30, 2007 with the NASD. Final approval for the change in ownership was received from FINRA on January 28, 2008.

In April 2008, the Hunthill Capital (UK) Limited (the "UK Subsidiary") was incorporated in the United Kingdom as a wholly owned subsidiary of Hunthill. At the same time, Hunthill Capital, LP (the "UK Partnership") was formed as a partnership under the management of the UK Subsidiary. Hunthill, the UK Subsidiary and UK Partnership entered into an agreement with Mirabella Financial Services LLP a broker-dealer domiciled in the United Kingdom, under which agreement the broker-dealer would facilitate the expansion of Hunthill operations into the United Kingdom and Europe.

The financial statements of Hunthill, the UK Subsidiary and the UK Partnership (collectively "the Company") are consolidated effective from the incorporation of the UK Subsidiary and formation of the UK Partnership.

The Company earns management and incentive fee revenue for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients.

NOTE 2 - Summary of Significant Accounting Policies

Income Taxes

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with the Parent on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT").

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Property and Equipment

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation of these assets are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Unearned Revenue

The Company recognizes management and incentive fee revenue on a monthly basis in accordance with terms stipulated in the contract. The fees are earned based upon a percentage of assets under management.

Advisory fees are on a contractual basis with the fee stipulated in the contract. Advisory fees are earned ratably over the contract period. Amounts received from clients in advance of when earned are recorded as unearned revenue.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentration of Credit Risk and Major Clients

Cash: The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. As of December 31, 2008 and at times during the year, such amounts exceeded the FDIC limits.

Management and incentive fee receivable: The Company does not generally require collateral or other security to support management, incentive or advisory fee receivables, although the Company does require retainers and up-front deposits for advisory fee receivables. At December 31, 2008, the Company determined that no reserve against management and incentive fee receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

During the year ended December 31, 2008, the Company earned 96% of its revenues from one client and 96% of management and incentive fee receivable were due from this client at December 31, 2008.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax provision being more-likely-than-not to be sustained upon examination by taxing Authorities. On December 30, 2008, the FASB issued FASB Staff Position No. 48-3 which deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is required to adopt FIN 48 as of January 1, 2009 and that adoption will be reflected in its financial statement for the year ending December 31, 2009. The Company is currently evaluating the impact of the application of this Interpretation.

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 had no effect on the Company's financial statements. SFAS 157 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

NOTE 3 - Adoption of Statement of Financial Accounting Standards No. 157, continued

In February 2008, the FASB issued Staff Position 157-2 ("FSP 157-2"). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 4 - Property and Equipment

At December 31, 2008, property and equipment consisted of the following:

Office equipment	$2,847
Less: accumulated depreciation	1,139
Property and equipment, net	$1,708

Depreciation expense amounted to $569 for the year ended December 31, 2008.

NOTE 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $312,393 which was $301,575 in excess of its required net capital of $10,818. The Company's net capital ratio was 0.52 to 1.

NOTE 6 - Related Party Transactions

Expense Sharing Agreement - LyonRoss

On September 1, 2007, the Company entered into an expense sharing agreement with LyonRoss. The agreement provides that LyonRoss provides support, staffing, management services and office facilities. LyonRoss charged expenses of $307,683 to the Company for the year ended December 31, 2008 in accordance with the agreement.

NOTE 6 - Related Party Transactions, continued

Expense Sharing Agreement - LyonRoss, continued
At December 31, 2008, all amounts were paid and there was no amount due to LyonRoss relating to this agreement.

NOTE 7 - Employee Compensation and Benefits

Included in employee compensation and benefits is an amount of $457,908 paid to a former employee in terms of a separation agreement he signed with the Company after he resigned in May 2008. Under the agreement the Company will pay the former employee 50% of all revenues it receives from the investment assets that were originally referred by the former employee. The agreement expires on December 31, 2012.

NOTE 8- Income Taxes

The provision for income taxes for the year ended December 31, 2008 consists of NYCUBT of $30,300 as follows:

Current	$36,200
Deferred	(5,900)
Total	$30,300

The deferred tax liability due to the Parent of $7,700 at December 31, 2008 relates primarily to the following:

Management and incentive fee receivable	$12,635
Accounts payable and accrued expenses	(4,935)
Deferred tax liability, net	$ 7,700

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2008
NET CAPITAL		
Total member's equity		$ 640,102
Deferred tax liability due to Parent		7,700
		647,802
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Management and incentive fee receivable	$ 298,932	
Affiliate cash balance	18,542	
Prepaid expenses	16,227	
Property and equipment, net	1,708	
TOTAL DEDUCTIONS AND CHARGES		(335,409)
NET CAPITAL		$ 312,393
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable	121,274	
Accrued expenses	2,107	
Income taxes payable to Parent	38,900	
TOTAL A.I.		$ 162,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 10,818
(b) Minimum net capital required of broker/dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 10,818
EXCESS NET CAPITAL		$ 301,575
RATIO OF A.I. TO NET CAPITAL		0.52 to 1

See independent auditors' report.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)				
NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)			$	318,993
AUDIT ADJUSTMENTS RELATING TO:				
Income tax liability	$	(6,600)		
				(6,600)
NET CAPITAL - Per this report			$	312,393

See independent auditors' report.

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

SCHEDULE III

HUNTHILL CAPITAL, LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Hunthill Capital, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hunthill Capital, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Roseland Tinton Falls Grand Cayman
www.mkllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 26, 2009

HUNTHILL CAPITAL, LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008